BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

June 18, 2007

Our ref: 32201000-000001

By Hand

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 25, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on May 25, 2007

1. Announcement of Rights over the Excluded Hotel Businesses and New Union by the Company, released on June 18, 2007.

2. Announcement of Resolutions Passed at the Annual General Meeting and Election of Means and Language of Receipt of Corporate Communications by the Company, released on June 18, 2007.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

RIGHTS OVER THE EXCLUDED HOTEL BUSINESSES AND NEW UNION

The Board is pleased to announce that a quarterly meeting of the INEDs was held on 15 June 2007 in accordance with the arrangements disclosed in the Prospectus, to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition. The INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons described below.

In accordance with the arrangements disclosed in the Prospectus, the INEDs held a quarterly meeting on 15 June 2007 to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition.

After considering the proposal presented by the Company, which includes relevant information up to or as at 31 March 2007, the INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons set out below:

Eastern Jin Jiang and JC Mandarin

The disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin have not been resolved and therefore it is not legally possible for the Company to exercise the relevant Rights.

Pacific Shanghai

The term of operation of Pacific Shanghai has not expired and Jin Jiang International has not yet obtained any of the assets of this joint venture company.

Garden Hotel Shanghai

The term of operation of Garden Hotel Shanghai has not expired and Jin Jiang International has not yet obtained any of the buildings or facilities of this joint venture company.

New Jin Jiang Business Travellers

The Company has not been granted any Rights in relation to New Jin Jiang Business Travellers under the Deed of Non-Competition.

Legal and valid land use right certificates and building ownership certificates for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn have not yet been obtained and therefore it is not legally possible for the Company to exercise the relevant Rights.

New Union

The development project of New Union has not yet been completed. At present, New Union remains a real estate development company, which does not accord with the current development strategy of the Group in focusing on hotel investment and hotel management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of directors of the Company
"Company"	上海錦江國際酒店(集團)股份有限公司(Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock limited company established in the PRC, of which 1,391,500,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Deed of Non-Competition"	the deed of non-competition dated 20 November 2006 entered into between Jin Jiang International and the Company
"Eastern Jin Jiang"	上海東錦江大酒店有限公司(Shanghai Eastern Jin Jiang Hotel Company Limited)
"Excluded Hotel Businesses"	Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn and Jiaozhou Road Inn
"Directors"	the directors of the Company
"Garden Hotel Shanghai"	花園飯店(上海)
"Group"	the Company and its subsidiaries
"INEDs"	the independent non-executive Directors of the Company
"JC Mandarin"	上海錦滄文華大酒店有限公司(Shanghai Jin Cang Mandarin Hotel Company Limited)
"Jiaozhou Road Inn"	上海食品集團酒店管理有限公司膠州度假旅館
"Jin Jiang International"	錦江國際(集團)有限公司(Jin Jiang International Holdings Company Limited), the controlling shareholder of the Company
"Jinyuan Inn"	上海食品集團酒店管理有限公司晉元大酒店

"New Jin Jiang Business Travellers"	上海錦江國際實業投資股份有限公司新錦江商旅酒店(分公司)(New Jin Jiang Business Travellers Hotels of Shanghai Jin Jiang International Industrial Investment Company Limited)
"New Union"	上海新聯誼大廈有限公司(Shanghai New Union Building Co., Ltd.)
"Pacific Shanghai"	上海太平洋大飯店有限公司(Pacific Shanghai Hotel Company Limited)
"Prospectus"	the prospectus dated 30 November 2006 issued by the Company
"Rights"	the rights granted by Jin Jiang International under the Deed of Non-Competition to the Company to purchase or, in the case of Jinyuan Inn and Jiaozhou Road Inn, to purchase or lease, all (but not part only, unless otherwise agreed by Jin Jiang International) of Jin Jiang International's direct and indirect interest in the Excluded Hotel Businesses (excluding New Jin Jiang Business Travellers) and New Union

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China

15 June 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.

representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING AND ELECTION OF MEANS AND LANGUAGE OF RECEIPT OF CORPORATE COMMUNICATIONS

The Board wishes to announce that:

1. **RESOLUTION PASSED AT THE AGM**

   The resolutions specified in the Notice of AGM were duly passed at the AGM held on Friday, 15 June 2007; and

2. **ELECTION OF MEANS AND LANGUAGE OF RECEIPT OF CORPORATE COMMUNICATIONS**

   The Company is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, making adequate arrangements to seek the election of shareholders as to whether they wish to receive future Corporate Communications of the Company: (i) by electronic means (through the Company's website: www.jinjianghotels.com.cn) in place of receiving printed copies; (ii) in CD-ROM form; (iii) in a printed English version only; (iv) in a printed Chinese version only; or (v) in both English and Chinese versions.

1. RESOLUTION PASSED AT AGM

The board (the "Board") of directors (the "Directors") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") is pleased to announce that the following resolutions were passed at the Company's annual general meeting (the "AGM") held at 9:00 a.m. on Friday, 15 June 2007 at Jin Jiang Grand Hall, Jin Jiang Hotel, No. 59 Maoming Road (South), Shanghai, the People's Republic of China. Shareholders or authorised proxies holding an aggregate of 3,361,872,615 shares with voting rights in the Company, representing approximately 73.64% of the total number of issued shares of the Company as at the date of the AGM, were present at the AGM.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

As at the date of the AGM, the number of issued shares of the Company was 4,565,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the AGM. There was no restriction on any shareholder casting votes on any of the proposed resolutions at the AGM. No shareholder was required to vote only against any of the proposed resolutions at the AGM.

The AGM was chaired by Mr. Yu Minliang, the Chairman of the Company and an executive Director. After consideration by the authorised proxies and through voting by way of poll, the following resolutions were passed at the AGM and the details of voting are as follows:

Summary of Resolutions (abbreviated)		**Number of Votes (approximate %)**		
Ordinary Resolutions		**For**	**Against**	**Abstain**
1	To approve the report of the Board for the year ended 31 December 2006.	3,357,497,615 99.99997%	1,000 0.00003%	0 0.00000%
2	To approve the report of the supervisory committee of the Company for the year ended 31 December 2006.	3,357,497,615 99.99997%	1,000 0.00003%	0 0.00000%
3	To approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December 2006.	3,361,871,615 99.99997%	1,000 0.00003%	0 0.00000%
4	To approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2006 and to authorize the Board to distribute such dividend to its shareholders.	3,361,869,615 99.99991%	1,000 0.00003%	2,000 0.00006%
5	To approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and Deloitte Touche Tohmatsu CPA Ltd. as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following AGM of the Company, and to ratify the determination of their respective remuneration by the audit committee of the Board.	3,361,871,615 99.99997%	1,000 0.00003%	0 0.00000%
Special Resolution				
6	To approve the grant to the Board an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company in accordance with the terms set out in Resolution No. 6 in the notice of AGM dated 30 April 2007 (the "AGM Notice").	3,335,426,641 99.21341%	26,443,974 0.78659%	0 0.00000%

Please refer to the AGM Notice for the full version of the above resolutions.

As more than half of the votes were cast in favour of each of resolutions 1 to 5 and more than two-thirds in favour of resolution 6, all resolutions were duly passed as ordinary resolutions and a special resolution, respectively.

In accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, Computershare Hong Kong Investor Services Limited, the H share registrar of the Company, was appointed as the scrutineer at the AGM.

Further Information on the Payment of the 2006 Final Dividend

The proposed final dividend of RMB0.026 per share for the year ended 31 December 2006 has been approved by the shareholders of the Company at the AGM. Shareholders of the Company whose names appear in the register of members of the Company on 16 May 2007 are entitled to the said final dividend.

The final dividend payable to holders of H Shares of the Company ("H Share Dividend") shall be paid in Hong Kong dollars based on the average of the closing benchmark exchange rates of Hong Kong dollars against Renminbi announced by the People's Bank of China for the week preceding 15 June 2007 ("Final Dividend Payment Date"), namely HK$1.00 to RMB0.9787. Based on the above exchange rate, the amount of final dividend payable per H Share is HK$0.0266. The final dividend of HK$0.0266 per share is expected to be paid to holders of H Shares of the Company on or before 29 June 2007.

2. ELECTION OF MEANS AND LANGUAGE OF RECEIPT OF CORPORATE COMMUNICATIONS

In order to save mailing and printing costs and for the protection of the environment, the Company is making the arrangements described below to seek its shareholders' election in relation to receiving future Corporate Communications of the Company: (i) by electronic means (through the Company's website: www.jinjianghotels.com.cn) in place of receiving printed copies; (ii) in CD-ROM form; (iii) in a printed English version only; (iv) in a printed Chinese version only; or (v) in both English and Chinese versions. The Company recommends that shareholders take advantage of these new options for their own convenience.

Proposed Arrangements

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, the following arrangements have been or will be made by the Company:

1. The Company will send a letter on 18 June 2007 (the "Information Letter") together with a reply form (the "Reply Form"), prepared in English and Chinese, and a pre-paid addressed return envelope to its shareholders to enable them to select to receive future Corporate Communications: (i) by electronic means (through the Company's website: www.jinjianghotels.com.cn) in place of receiving printed copies; (ii) in CD-ROM form; (iii) in a printed English version only; (iv) in a printed Chinese version only; or (v) in both English and Chinese versions.

2. The Information Letter explains that if no reply is received from shareholders by 18 July 2007, the arrangements described below will apply, where applicable:

- the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name using a Hong Kong address; and
- the printed English version of each future Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders (other than natural persons with a Chinese name) using a Hong Kong address.

Whether a shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the register of members of the Company maintained by the Company's Principal Registrars.

Shareholders are entitled at any time by reasonable notice in writing to the Company's Principal Registrars to change their choice of language and means of receipt of Corporate Communications.

3. With respect to shareholders who choose to receive Corporate Communications in printed form, the Company will send the selected language versions of Corporate Communications to those shareholders who have made a selection unless and until they notify the Company's Principal Registrars in writing that they wish to receive Corporate Communications in the other (or both) language(s), or receive CD-ROM, or by electronic means through the Company's website.

4. When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraphs 2 above, a change request form (the "Change Request Form"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication, together with a pre-paid addressed return envelope, specifying that the Corporate Communication prepared in the other language will be available upon request, and that shareholders may change their language choice and means of receipt of Corporate Communications by completing the Change Request Form and returning it to the Company's Principal Registrars.

5. If receipt by electronic means is chosen, and the relevant shareholders specify their email addresses in the Reply Form, the Company will notify such shareholders by email. Alternatively, if the electronic receipt option is chosen, but the relevant shareholders do not provide email addresses, Corporate Communications will be accessible through the Company's website and such shareholders will not be expressly notified as and when each Corporate Communication is published.

6. With respect to future shareholders, the Company will send both language versions of the first Corporate Communication to such shareholders together with a letter similar to the Information Letter, a reply form (in English and Chinese) and a pre-paid addressed return envelope for the use of such shareholders to indicate their preferences as to the means

of receipt and the choice of language of future Corporate Communications. If no reply is received from such shareholders by an indicated deadline, the arrangements set out in paragraph 2 will be applied.

7. Corporate Communications in both English and Chinese, and in accessible format, will be available on the Company's website at www.jinjianghotels.com.cn or HKSE's website. Both language versions of Each Corporate Communication will be filed with the HKSE in electronic format on the same day as such Corporate Communication is despatched to shareholders, or on such other day as required by the HKSE or pursuant to the Listing Rules.

8. The Company is providing a dial-up hotline service (Tel: (852)28628688) to enable shareholders to make enquiry of the Company's proposed arrangements set out above.

9. The Information Letter and the Change Request Form will mention that both languages of each Corporate Communication will be available on the Company's website and that the dial-up hotline service has been provided, as respectively mentioned in paragraphs 7 and 8 above.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communications"	any documents issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in the definition stated in Rule 1.01 of the Listing Rules, including but not limited to: (a) the annual report; (b) the interim report; (c) a notice of meeting; (d) a listing document; and (e) a circular
"HKSE"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Principal Registrars"	Computershare Hong Kong Investor Services Limited, Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 15 June 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in South China Morning Post.

END